SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2014

AVIVA PLC

 (Translation of registrant's name into English)

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in connection with Rule 12g3-2(b): 82-

17 January, 2014

AVIVA AND ASTRA INTERNATIONAL SIGN JOINT VENTURE IN INDONESIA

▪ Astra International and Aviva join forces to create life insurer Astra Aviva Life
▪ Partnership between Indonesia's largest publicly listed company and the UK's largest insurer in one of Asia's fastest growing markets
▪ Joint venture to serve both Astra customer network and the wider market in Indonesia

PT Astra International Tbk ("Astra"), Indonesia's largest publicly listed company and Aviva plc ("Aviva"), the UK's largest insurer, today signed an agreement to form Astra Aviva Life, a 50-50 joint venture to sell and distribute life insurance products in Indonesia.

Astra Aviva Life will be the preferred provider of a range of life insurance products to Astra and its subsidiaries. Subject to regulatory approvals, Astra Aviva Life will enter into distribution arrangements with a number of the Astra group companies, including PermataBank. The joint venture will also offer life insurance to the wider consumer market through a variety of digital, agency and partner channels.

Established in 1957, Astra serves more than 10 million customers per year through market leading businesses in six segments: automotive, financial services, heavy equipment & mining, agribusiness, infrastructure & logistics, and information technology. Astra consists of 179 companies including subsidiaries, associates and jointly controlled entities and employs more than 197,000 people across Indonesia.

Indonesia has 245 million people, the fourth largest population in the world, and recorded 6.2% gross domestic product growth in 2012[*]. It is one of the fastest growing life insurance markets globally, with low levels of insurance penetration and a rapidly expanding middle class. During the period 2002-2012 life insurance premiums grew at a compound annual growth rate of 25%[†].

Prijono Sugiarto, President Director of Astra International, said:

"Astra Aviva Life has the potential to become a leader in Indonesia. Leveraging Aviva's insurance expertise, Astra Aviva Life aims to create significant long-term value for its customers, employees and stakeholders. This joint venture is in line with Astra's strategy to continue to expand and diversify, entering new business areas in which we believe we can create a market-leading business underpinned by our values and management philosophy."

Mark Wilson, Group Chief Executive Officer of Aviva plc, said:

"Astra is a hugely respected household name in Indonesia and the ideal partner for Aviva in one of the world's fastest growing insurance markets. This joint venture creates a compelling growth opportunity, underlines our commitment to Asia and supports our strategy of cash flow plus growth. This joint venture is good for Aviva, good for Astra and good for our customers."

The agreement is subject to regulatory approval. The joint venture is expected to be launched later this year.

-ends-

Enquiries:

Media

Nigel Prideaux                               +44 (0) 7800 694425
Andrew Reid                                 +44 (0) 7800 694276
Yasmin Saleh                                 +44 (0)20 7662 8710

Analysts

Colin Simpson                               +44 (0)20 7662 8115
David Elliot                                    +44 (0)20 7662 8048

Notes to editors:

About Astra

       •   Astra is Indonesia's largest publicly listed company with a market capitalization of IDR 295 trillion as at 16 January 2014 (US$ 25 billion).

       •   Established in 1957, Astra serves more than 10 million customers per year through market leading businesses in six segments: automotive, financial services, heavy equipment & mining, agribusiness, infrastructure & logistics, and information technology. Astra consists of 179 companies including subsidiaries, associates and jointly controlled entities and employs more than 197,000 people across Indonesia.

       •   Astra's financial services portfolio includes the largest combined automotive and heavy equipment consumer financing businesses, a leading general insurance business, and PermataBank, a top ten bank in Indonesia.

About Aviva

       •   Aviva provides life, general and health insurance and asset management services to 34 million customers world-wide. Aviva was established 318 years ago; it has £311 billion (US$ 494 billion) assets under management and operates in 17 markets internationally.

       •   Aviva's portfolio of businesses are grouped into three areas. Cash flow generators are UK, France and Canada. The turnaround businesses are Italy, Spain, Ireland and Aviva Investors. Future cash flow generators are Poland,
            Turkey, Singapore, Indonesia and China.

       •   Aviva combines strong life insurance, general insurance and asset management businesses under one powerful brand.

       •   Aviva is committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

       •   The Aviva media centre at www.aviva.com/media/ includes images, company and product information and a news release archive.

       •   For broadcast-standard video, please visit http://www.aviva.com/media/video/

       •   Follow us on twitter: www.twitter.com/avivaplc/

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[*] World Development Indicators, The World Bank
[†] Swiss Re Sigma Report No 3/2013, World Insurance in 2012. Page 36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 January, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary